P.E. 1/31/02

02014560

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**



For the month of January 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........

On January 31, 2002 the Registrant issued a press release, entitled: "Riverdeep Group plc Reports Second Quarter Fiscal 2002 Results."

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date February 8, 2002

By: ............................
Name: William H Burke
Title CFO

BST99 1269525-1.058610.0010

**Exhibit 99.1**

# Riverdeep Group plc Reports Second Quarter Fiscal 2002 Results

***Revenue Increases to $41.3 Million and Adjusted Net Income to $4.4 Million***

**DUBLIN, Ireland & CAMBRIDGE, MA, January 31, 2002** – Riverdeep Group plc (NASDAQ: RVDP), a global leader in the development and distribution of multi-platform K-12 educational products for both schools and homes, today announced financial results for its second fiscal quarter ended December 31, 2001.

Revenue for the quarter ended December 31, 2001 increased to $41.3 million as compared to $11.9 million in the prior year quarter and $29.6 million in the first quarter of fiscal 2002. Revenues for the six months ended December 31, 2001 increased to $70.8 million as compared to $16.7 million in the corresponding prior year period.

The company reported adjusted net income of $4.4 million and $7.6 million for the three and six months ended December 31, 2001, respectively after excluding non-cash charges for stock-based compensation, acquired research and development and amortization of intangible assets along with restructuring charges of $4.1 million. This compares to adjusted net income of $3.2 million in the previous quarter and adjusted net losses of $7.8 million and $15.7 million in the corresponding prior year periods. The company's one-time restructuring charge during the quarter ended December 31, 2001 related primarily to severance and facility closing costs associated with the integration of The Learning Company assets.

The adjusted net income per basic and diluted ADS was $0.12 and $0.21 for the three and six month periods ended December 31, 2001, compared to adjusted net losses per ADS of $0.24 and $0.51 in the corresponding periods in fiscal 2001. The reported net losses for the three and six month periods ended December 31, 2001 were $3.1 million and $2.5 million, respectively or $0.08 and $0.07 per basic and diluted ADS, compared to net losses of $14.0 million and $ 34.9 million, or net losses of $0.43 and $1.14 per ADS in the prior year periods.

Mr. Barry O'Callaghan, Executive Chairman and Chief Executive Officer of Riverdeep commented:

"As the leading global developer and distributor of multi-platform educational software to schools and homes, we are pleased to have exceeded expectations and look forward to delivering shareholder value through continued execution of our business model. Our strategy of increasing distribution and brand recognition through acquisitions is paying off as evidenced by significant cross-selling of all brands in the school and consumer channels."

The company noted the following financial and operating achievements:

**Financial**

- Revenues for the quarter grew to $41.3 million.
- Adjusted net income increased to $4.4 million.
- Adjusted earnings per ADS for the quarter moved from a loss of 24 cents per ADS a year ago to earnings of 12 cents per ADS in the quarter.
- Cash and marketable securities at the end of quarter were $52.8 million.
- Days Sales Outstanding for the quarter fell to 116 days, from 134 days in the prior quarter.

**Operations**

- During the quarter, we won our first Statewide contract providing teacher technology assessment to the State of Georgia.
- Signed an agreement with Reed Elsevier's Harcourt Education Group to co-develop digital e-Basal education products.
- Select Edmark titles successfully launched into the consumer channel.
- Implementation of the Learning Company integration plan including the restructuring, company-wide deployment of an Oracle ERP system, and EDI order management system are ahead of schedule.

Mr O'Callaghan continued, "With the need for educators to provide results in the form of higher standardized test scores, Riverdeep is well positioned to capitalize on the increasing demand for the tools needed to achieve those results. Our existing and new products, including our K–12 Destination Math series, our new K–3 Destination Reading and the Riverdeep Learning Management System, provide educators with tools they need to ensure that no child is left behind. As we deliver our many products across our complementary distribution platforms, we at Riverdeep are working hard to achieve consistent growth in line with our guidance."

## About Riverdeep Group plc

Riverdeep Group plc provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via *riverdeep.net*, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination MATH, Science Explorer, Science Gateways, and Tangible MATH, are accessible via *riverdeep.net* and are available on CD-ROM for all major operating platforms. Recent additions to Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, Cluefinders, and Oregon Trail.

Riverdeep was founded in 1995 and is jointly headquartered in Dublin, Ireland, and Cambridge, Massachusetts. For more information, write to Riverdeep Interactive Learning, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit *www.riverdeep.net*; or send a note to info@riverdeep.net.

## Safe Harbor Statement – Riverdeep Group plc

*Except for historical information, matters discussed in this press release are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include: failure to transition from a CD-ROM based delivery system to a subscription-based delivery system; lack of sponsorship; failure to enter into strategic partnership or to integrate acquired businesses or assets; foreign exchange risks; lack of future additional financing; failure to maintain strong brand identity; decrease in federal and government funding for schools; unwillingness of teachers to incorporate our products and services into lesson plans; and infringement of our intellectual property rights, as well as other factors discussed under "Risk Factors" from time to time in the Company's SEC reports, including those in the Company's prospectus dated March 9, 2000 and the Company's fiscal 2001 Annual Report. The Company specifically disclaims any obligation to update or revise any forward looking information, whether as a result of new information, future developments or otherwise*

# Riverdeep Group plc
## Condensed Consolidated Statements of Operations
## (In thousands, except per share data)
## (unaudited)

| | Three Months Ended December 31, | | Six Months Ended December 31, | |
|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 |
| ***Revenue*** | | | | |
| Product | $ 11,685 | $ 41,255 | $ 16,407 | $ 70,817 |
| Other | 187 | - | 313 | - |
| **Total Revenue** | 11,872 | 41,255 | 16,720 | 70,817 |
| ***Cost of revenue*** | 1,929 | 6,962 | 2,789 | 11,380 |
| ***Gross profit*** | 9,943 | 34,293 | 13,931 | 59,437 |
| ***Operating expenses*** | | | | |
| Sales and marketing | 8,690 | 14,859 | 15,107 | 25,773 |
| Research and development | 7,467 | 10,008 | 12,587 | 17,294 |
| General and administrative | 2,446 | 5,265 | 4,475 | 9,094 |
| Stock-based compensation | 670 | 567 | 1,342 | 1,237 |
| Amortization of intangibles | 5,532 | 2,931 | 7,914 | 4,748 |
| Acquired research & development | - | - | 9,940 | - |
| Restructuring charge | - | 4,095 | - | 4,095 |
| ***Total operating expenses*** | 24,805 | 37,725 | 51,365 | 62,241 |
| ***Loss from operations*** | (14,862) | (3,432) | (37,434) | (2,804) |
| ***Other income, net*** | 873 | 285 | 2,506 | 763 |
| ***Loss before provision for income taxes*** | (13,989) | (3,147) | (34,928) | (2,041) |
| ***Provision for income taxes*** | - | - | - | (431) |
| ***Net loss*** | $ (13,989) | $ (3,147) | $ (34,928) | $ (2,472) |
| Net loss per Ordinary Share - basic and diluted | $(0.07) | $(0.01) | $(0.19) | $(0.01) |
| Share used in computing net loss per Ordinary Share – basic and diluted | 194,700 | 228,616 | 184,358 | 219,164 |
| Net loss per American Depositary Share (ADS) – basic and diluted [1] | $(0.43) | $(0.08) | $(1.14) | $(0.07) |

[1] ADS data is based upon six ordinary shares per each ADS.

Riverdeep Group plc

# Condensed Consolidated Balance Sheets
## (In thousands)
## (unaudited)

| | JUNE 30, 2001 | DECEMBER 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash, cash equivalents and marketable securities | $ 53,986 | $ 52,845 |
| Accounts receivable, net | 34,615 | 52,698 |
| Inventories | 2,462 | 5,495 |
| Prepaid expenses and other current assets | 3,699 | 2,903 |
| Total current assets | 94,762 | 113,941 |
| Property and equipment, net | 8,357 | 7,534 |
| Intangible assets, net | 109,734 | 188,838 |
| ***Total Assets*** | $ 212,853 | $ 310,313 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 5,452 | $ 18,467 |
| Accrued expenses | 11,207 | 28,199 |
| Current portion of capital lease obligations | 136 | 83 |
| Notes payable | 2,084 | 90 |
| Deferred revenue | 13,043 | 12,634 |
| Total current liabilities | 31,922 | 59,473 |
| Capital leases due after more than one year | 217 | 146 |
| **Shareholders' Equity** | | |
| Convertible preference shares, none outstanding | - | - |
| Ordinary shares, 205,480,000 and 221,044,000, respectively | | |
| (ADS's, 34,247,000 and, 36,841,000, respectively) | 20,548 | 22,104 |
| Additional paid-in capital | 262,989 | 331,958 |
| Accumulated deficit | (99,119) | (101,591) |
| Deferred stock compensation | (4,022) | (2,095) |
| Accumulated other comprehensive income | 318 | 318 |
| Total Shareholders' Equity | 180,714 | 250,694 |
| **Total Liabilities and Shareholders' Equity** | $ 212,853 | $ 310,313 |